

Mail Stop 3562

July 12, 2017

Milena Topolac Tomovic
Chief Executive Officer
Folkup Development, Inc.
Mileve Maric Ajnstajn 72
Novi Beograd
Republic of Servia, 11070

> **Re: Folkup Development, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 3, 2017**
> **File No. 333-216921**

Dear Ms. Topolac Tomovic:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2017 letter.

Financial Statements, page F-1

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Notes to the Unaudited Financial Statements for the Period Ended February 28, 2017

Note 8 – Income Taxes, page F-7

2. We reviewed your response to comment 5. It appears your calculation of the deferred tax asset and related valuation allowance still does not consider the tax effect of such loss carryforwards. Please review and revise accordingly.

Milena Topolac Tomovic
Folkup Development, Inc.
July 12, 2017
Page 2

Exhibit 5.1

3. We note your response to prior comment 6 and we re-issue the comment. This appears to be a primary offering and no shares of common stock appear to be registered for resale by any selling shareholders. Please revise accordingly and delete the reference to "Selling Shareholder" in the last sentence of the introductory paragraph and indicate that the shares "will be," rather than "are," validly issued, fully paid and non-assessable. Refer to Staff Legal Bulletin 19 for guidance.

Exhibit 23.1

4. Please file an updated auditor's consent prior to effectiveness.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mont E. Tanner, Esq.